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                               November 18, 2022

       Dato    Sri Liew Kok Leong
       Chief Executive Officer
       ARB IOT Group Ltd
       No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2
       Kuala Lumpur Sentral, 50470 Kuala Lumpur
       Malaysia

                                                        Re: ARB IOT Group Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 2,
2022
                                                            File No. 333-267697

       Dear Dato    Sri Liew Kok Leong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form F-1

       Cover Page

   1. Disclose whether your offering is contingent upon on final approval of your NASDAQ listing on your cover
page. Please ensure the disclosure is consistent with your
                                                        underwriting agreement.
   2. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page
to indicate that the offering is not contingent on NASDAQ
                                                        approval of your
listing application and that if the shares are not approved for listing, you may experience
difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity
and the value of shares.
 Dato    Sri Liew Kok Leong
ARB IOT Group Ltd
November 18, 2022
Page 2
Risks Related to This Offering and Ownership of Our Ordinary shares
We may experience extreme stock price volatility unrelated to our actual or expected operating performance..., page 30

3. Please expand this risk factor to discuss any known factors particular to your offering that may add to this risk for potential rapid and substantial price volatility, such as your very small public float of 1,200,000 ordinary shares with the remaining 95% of your shares being held by your indirect parent, ARB Berhad.
       You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao,
Staff Attorney, at 202-551-5997 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                            Sincerely,
FirstName LastName Dato    Sri Liew Kok Leong
                                                            Division of
Corporation Finance
Comapany NameARB IOT Group Ltd
                                                            Office of
Technology
November 18, 2022 Page 2
cc:       Kevin (Qixiang) Sun, Esq.
FirstName LastName